                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of April 2003

                         Commission File Number: 1-14836

                                     ALSTOM
                                     ------
                 (Translation of registrant's name into English)

                     25, avenue Kléber, 75116 Paris, France
                     --------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

         Form 20-F   X                                Form 40-F
                   -----                                        -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Yes                                          No   X
             -----                                       -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Yes                                          No   X
             -----                                       -----

Indicate by check mark whether the  Registrant,  by furnishing  the  information contained  in this Form,  is also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

         Yes                                          No   X
             -----                                       -----

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b)

Enclosures:

Press Release dated April 1, 2003..............................................3

                                                                 April 1st, 2003

                                  PRESS RELEASE

The daily French newspaper La Tribune quoted today a piece of information  dated
March 31 from the  efinancialnews  web site,  describing  a supposed bid made on
ALSTOM by a mysterious private Dutch investor, for 2 euros per share.

ALSTOM  confirms  having  received  a letter  from a  company  named  MJ  Global
Acquisition,  communicating  its wish to acquire  the whole  ALSTOM  capital and whose seriousness appeared doubtful.

ALSTOM asked its advisers to investigate but, for the time being,  this company, which is totally  unknown  from the  financial  community,  has not been clearly identified.

ALSTOM therefore counsels extreme prudence to its shareholders.

Press enquiries: M. Dowd / G. Tourvieille
(Tel. +33 1 47 55 25 60) - internet.press@chq.alstom.com
Investor relations: E. Rocolle-Teyssier
(Tel.+33 1 47 55 25 78) - investor.relations@chq.alstom.com
internet: www.alstom.com

                                    SIGNATURE

      Pursuant to the  requirements of the Securities  Exchange Act of 1934, the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                 ALSTOM

Date: April 2, 2003                          By: /s/ Philippe Jaffré
                                                 -------------------------------
                                                 Name:   Philippe Jaffré
                                                 Title:  Chief Financial Officer